# GÜNTHER FÖRG

26.7% Similar Sales Growth ('10-'24)[1]



*Untitled (2008)*
79 × 94 in

86% PROGRESS

INVEST NOW

## About This Work

The work is characteristic of Förg's Spot Paintings series, the artist's last major body of work and the culmination of his liberated painting practice. With differences in scale, eight of his top ten auction records are Spot Paintings, historically making them his most desirable series in the auction market.



**$777K**
Initial Offering Size

**1.02**
Förg's Sharpe Ratio[2]
1998-2024

**0.45**
S&P 500

**26.7%**
Similar Sales Growth ('10-'24)[1]



$1.25M
$1M
$750K
$500K
$250K
$0
2012
2014
2016
2018
2020
2022
2024

### European Diversification

Förg is one of the few Masterworks artists who sells the majority of his work in EU markets, which adds a compelling layer of diversity to his market.

See chart for his global auction sales broken down by geographic regions.



$80M
$60M
$40M
$20M
$0
$78.3M
$13.7M
$2.2M
UK/EU Sales
US Sales
HK Sales

(Förg's paintings from 2000-2024)



## Förg's 2024 Exit Overview

This year we sold a Förg with a similar colorway for a successful return. See more below:

Initial offering size

**$677K**

Sold for

**$800K**

Annualized Net Return (298 Days Held)[3]

**13.0%**

Net profit from $10K investment

**$1,300**

INVEST NOW

**Important Disclosures**

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. The data captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Günther Förg with the following criteria: Spot paintings on canvas executed from 2005 to 2010, measuring from 60 inches by 60 inches to 100 inches by 100 inches. This set excludes the sale of a completely monochromatic example (Untitled, 2007). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 26.7% CAGR implied from selected sales occurring from October 4, 2010, to March 9, 2024.

2. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Günther Förg has a risk-adjusted appreciation of 1.02. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

3. "Annualized Net Return" or "IRR", refers to the percentage change or multiple of the amount distributable in respective Class A shares net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. Masterworks has offered investments in over 400 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Masterworks internally defines an artist's "market rating profile" as the estimated relative variability of price appreciation among artwork sold in a given artist's market in aggregate, as measured by certain self-selected characteristics of the overall auction market for the artist's work. This classification is intended to provide a generalized comparative measure, but is not intended in any way to gauge absolute market risk of an artist, Masterworks securities, or the overall art market. Past results are not indicative of future outcomes. Each artwork is unique. Market rating profile does not measure the expected variability specific to an individual artwork, including price paid for a work and speed of re-sale.

Auction records not included in set of similar sales to the Offering which comprise paintings by Peter Doig with the following criteria: Paintings on canvas created before 2000 that feature houses and landscapes and measure between 10 inches by 10 inches and 30 inches by 30 inches, excluding works with prominent figures and monochrome works as well as and Buffalo station'77 (1998), Bird House (Small) (1995) and Bob's House (1994) for differences in quality.

Celebrity and publication affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.